MIGENIX Inc. BC Research Complex 3650 Wesbrook Mall Vancouver, BC V6S 2L2 Canada
|NEWS RELEASE|

FOR IMMEDIATE RELEASE

Omiganan Phase II Rosacea Study Demonstrates Promising Results

Partner Plans to Advance to Phase III

Vancouver, BC, CANADA & San Diego, CA, USA – October 17, 2007 – MIGENIX Inc. (TSX: MGI; OTC: MGIFF), a clinical-stage developer of drugs for infectious diseases, has been notified by its partner for the dermatologic applications of omiganan, Cutanea Life Sciences, that a recently completed Phase II rosacea study has demonstrated:

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superior lesion count reductions and Treatment Success (as defined by Investigator Global Assessment  scores), with once-daily (QD) omiganan 2.5% gel compared to 1% omiganan QD and vehicle at nine weeks of treatment;

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a dose-dependent response in both lesion reductions and Treatment Success among the once-daily treatment arms; and

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omiganan was well-tolerated at all doses tested.

Based on the results from this study, Cutanea has selected a once-daily dose of omiganan 2.5% for further development for the treatment of papulopustular rosacea.

In Cutanea’s press release, Dr. Guy Webster, Founding and Current President of the American Acne & Rosacea Society and Clinical Professor of Dermatology at Jefferson Medical College stated, “Topical omiganan is a novel approach, actually the first in a new class of dermatologic drugs, for the treatment of rosacea.  Initial results are promising and I look forward to a more precise estimation of the effectiveness of the drug in the larger Phase III program.”

Jim DeMesa, M.D., President & CEO of MIGENIX added, “These positive results are a further indication of omiganan’s potential in the treatment and prevention of infection and inflammation. With this topical formulation for the treatment of rosacea now planned to enter Phase III, and with Omigard™ (omiganan for the prevention of catheter-related infections) expected to complete Phase III next year with our partner, Cadence Pharmaceuticals, we will have two Phase III clinical opportunities with omiganan with the potential to provide us relatively near-term and ongoing revenue.”

About the Phase II Rosacea Study

The trial compared omiganan 2.5% and 1% topical gel to vehicle in subjects with papulopustular rosacea.  The objective of this exploratory Phase II study was to find the optimal dose and regimen of omiganan for further study as a treatment for rosacea.  The trial enrolled 240 patients with papulopustular rosacea and Investigator Global Assessment (IGA) scores of grade 3 or 4 (moderate to severe disease).  Patients were randomized into one of five treatment groups in a 2:2:2:1:1 ratio: omiganan 1% QD, omiganan 2.5% QD, omiganan 2.5% twice-daily (BID), Vehicle QD, or Vehicle BID.  During the total nine-week treatment period, safety and efficacy assessments were performed at weeks one, three, six, and nine.

Study results demonstrated that the formulation was well-tolerated at all doses tested.  Among the once-daily treatment arms, a dose-dependent response was observed in both lesion reductions and Treatment Success, as defined by Investigator Global Assessment (IGA) scores.  After nine weeks of treatment, once-daily (QD) omiganan 2.5% gel showed superior lesion count reductions and Treatment Success, compared to 1% omiganan QD and vehicle.  Omiganan provided greater improvements compared to vehicle among patients with a more severe condition at Baseline (more numerous inflammatory lesions).  Lesion counts continued to drop at all evaluations over the duration of the study, indicating that further improvements may be expected with a duration of treatment exceeding nine weeks.  Twice daily (BID) application of 2.5% omiganan did not demonstrate substantial improvement in lesion reduction or the number of patients reaching Treatment Success compared to once daily application.

The primary efficacy endpoint was mean percent reduction in the number of inflammatory lesions from Baseline to Week 9.  Patients receiving once-daily omiganan 2.5% showed a mean 31% reduction in the number of inflammatory facial lesions compared to a 14% reduction in patients receiving once-daily vehicle.  And, among rosacea patients with 18 or more lesions at Baseline, the mean reduction for once-daily omiganan 2.5% was 40%, compared to an 11% lesion increase in the once-daily vehicle group.

Secondary endpoints included the absolute change from Baseline in the number of inflammatory lesions at Week nine and at each interim visit, the percent change in number of inflammatory lesions at interim visits, the absolute change from Baseline in IGA score and other signs and symptoms of rosacea at Week nine and each interim visit, and Treatment Success at Week nine and each interim visit.

Although a statistically significant difference between active and vehicle was not achieved for the primary endpoint (using a percent change in lesions), this study demonstrated that in both the intent-to-treat and the per protocol populations, omiganan 2.5% QD was statistically significantly better than vehicle QD at Week nine in the absolute change of inflammatory lesions (p=0.041 for the intent-to-treat population and p=0.012 for the per protocol population).  While in this exploratory study this endpoint was identified as a secondary endpoint, the FDA currently requires the absolute change (rather than the percent change) in the number of inflammatory lesions as one of the co-primary endpoints, along with Treatment Success, for demonstrating efficacy in a Phase III trial in rosacea.

About Omiganan for Dermatologic Uses

Omiganan pentahydrochloride is a novel, cationic, antimicrobial peptide, in development as a topical treatment for papulopustular rosacea and may prevent the inflammatory cascade that is theorized to lead to the signs and symptoms of rosacea.  Omiganan topical gel has been evaluated in early stage clinical trials at concentrations of 0.5% to 3.0%, and late stage trials at 1.0%.  At each of these concentrations and in all trials conducted, omiganan was found to be well tolerated and non-irritating with no evidence of systemic absorption.  While cationic antimicrobial peptides, such as omiganan, are well known for their antimicrobial properties, recent research has shown that they also may play a role in the inflammatory response.  Omiganan, in in vitro assays, demonstrated a rapid bactericidal activity against microorganisms that colonize the skin and that may play a role in the pathogenesis of inflammatory lesions.

About Rosacea

Rosacea is a chronic dermatologic disorder with no current cure and a poorly understood etiology that afflicts an estimated 14 million Americans. Symptoms primarily manifest on the facial skin and include facial flushing, central facial inflammatory lesions, and facial erythema.  According to surveys conducted by the National Rosacea Society, nearly 70% of rosacea patients said the disorder had lowered their self-confidence and self-esteem; 41% reported it had caused them to avoid public contact or cancel social engagements; and nearly 30% claimed to have missed work due to rosacea.  Of these rosacea patients that sought medical treatment, over 70 percent reported an improvement in their emotional and social well-being.

Typical onset of rosacea occurs between 30 and 50 years of age and is more prevalent in women than men. Clearing up the initial outbreak is only the beginning, as rosacea is characterized by periods of relapses and remissions.  Relapse episodes can be spurred by sun exposure, stress, hot or cold weather, alcohol, spicy foods, exercise, and certain skin care products and medications.

Absent a cure for rosacea, treatment is aimed at alleviating the disorder’s symptoms.  Topical or oral medications are generally prescribed for mild to moderate papulopustular Rosacea, while oral medications are prescribed for severe disease. Current oral antibiotic therapies may alleviate symptoms of rosacea, but may present an issue with undesirable side effects.  While there are other topical products currently available on the market, there is an opportunity to improve the existing irritation profile for these treatments.

About Cutanea Life Sciences

Cutanea Life Sciences is an emerging specialty pharmaceutical company focused on improving human health and appearance through the development and commercialization of treatments for diseased and aging skin conditions.  The Company strives to maximize value through flawless execution of strategically designed programs.  Its core strategy is to in-license novel, patented, mid-stage treatment candidates for aggressive development as potential market-leading dermatologic treatments for commercialization or out-license.  The Company focuses on leveraging each of its products to address a variety of indications that serve the collective interest of patients and medical professionals. Cutanea Life Sciences is a member of the family of bio/pharmaceutical companies founded in conjunction with Paramount BioSciences, LLC.

About MIGENIX

MIGENIX is committed to advancing therapy, improving health, and enriching life by developing and commercializing drugs primarily in the area of infectious diseases. The Company's clinical programs include drug candidates for the treatment of chronic hepatitis C infections (Phase II and preclinical), the prevention of catheter-related infections (Phase III) and the treatment of dermatological diseases (Phase II). MIGENIX is headquartered in Vancouver, British Columbia, Canada with US operations in San Diego, California. Additional information can be found at www.migenix.com.

 “Jim DeMesa”

James M. DeMesa, M.D.

President & CEO

CONTACTS

Art Ayres MIGENIX Inc. Tel: (604) 221-9666 Extension 233 aayres@migenix.com	Dian Griesel, Ph.D. Investor Relations Group Tel: (212) 825-3210 Theproteam@aol.com

FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, and forward-looking information within the meaning of applicable securities laws in Canada, (collectively referred to as “forward-looking statements”). Statements, other than statements of historical fact, are forward-looking statements and include, without limitation, statements regarding our strategy, future operations, timing and completion of clinical trials, prospects, plans and objectives of management. The words “anticipates”, “believes”, “budgets”, “could”, “estimates”, “expects”, “forecasts”, “intends”, “may”, “might”, “plans”, “projects”, “schedule”, “should”, “will”, “would” and similar expressions are often intended to identify forward-looking statements, which include underlying assumptions, although not all forward-looking statements contain these identifying words. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other things contemplated by the forward-looking statements will not occur.

Although our management believes that the expectations represented by such forward-looking statements are reasonable, there is significant risk that the forward-looking statements may not be achieved, and the underlying assumptions thereto will not prove to be accurate. Forward-looking statements in this news release include, but are not limited to, statements concerning our expectations for: Cutanea Life Sciences’ plans to advance omiganan for the treatment of rosacea into Phase III clinical development, MIGENIX having two Phase III clinical opportunities with omiganan with the potential to provide relatively near-term and ongoing revenue, Cadence completing the OmigardTM Phase III clinical trial next year and the results of the Cutanea Phase II rosacea study indicating that further improvements may be expected with a duration of treatment exceeding nine weeks.

With respect to the forward-looking statements contained in this news release, we have made numerous assumptions regarding, among other things: Cutanea’s ability to manage, fund and advance omiganan for dermatological applications into Phase III, the adequacy of Cutanea’s Phase II results for regulatory authorities to support advancing to Phase III and Cadence’s ability to complete the Phase III OmigardTM trial.

Actual results or events could differ materially from the plans, intentions and expectations expressed or implied in any forward-looking statements, including the underlying assumptions thereto, as a result of numerous risks, uncertainties and other factors including: dependence on corporate collaborations; uncertainties related to early stage of technology and product development; uncertainties as to the requirement that a drug be found to be safe and effective after extensive clinical trials and the possibility that the results of such trials, if completed, will not establish the safety or efficacy of our products; potential delays; uncertainties as to future expense levels and the possibility of unanticipated costs or expenses or cost overruns; the possibility that opportunities will arise that require more cash than presently anticipated and other uncertainties related to predictions of future cash requirements; and other risks and uncertainties which may not be described herein. Certain of these factors and other factors are described in detail in the Company's Annual Information Form and Annual Report on Form 20-F for and other filings with the Canadian securities regulatory authorities and the U.S. Securities & Exchange Commission.

Forward-looking statements are based on our current expectations and MIGENIX assumes no obligations to update such information to reflect later events or developments.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.